Exhibit 99.1

DHX Media (dba WildBrain) Announces Resignation of Board Member

HALIFAX, Oct. 2, 2019 /CNW/ - DHX Media Ltd. (dba WildBrain) ("WildBrain" or the "Company") (TSX: DHX, NASDAQ: DHXM) announces that Elizabeth Beale has stepped down from the Company's Board of Directors, effective immediately.

Don Wright, Chair of the Board of Directors, said: "On behalf of the Board, I would like to thank Elizabeth for her contribution and oversight during her years of service as a Director of the company. We wish her well in the future."

About WildBrain

At WildBrain we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library – one of the world's most extensive – we are home to such brands as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget and Degrassi. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business – WildBrain Spark – offers one of the largest networks of kids' channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. WildBrain is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.wildbrain.com.

On September 23, 2019, DHX Media Ltd. announced it is rebranding as "WildBrain".

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to the Company including, without limitation, statements regarding business strategies and operational activities of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd. (dba WildBrain)

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%CIK: 0001490186

For further information: please contact: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, WildBrain, nancy.chanpalmateer@wildbrain.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate and Trade Communications, WildBrain, shaun.smith@wildbrain.com, +1 416-977-7230

CO: DHX Media Ltd. (dba WildBrain)

CNW 09:00e 02-OCT-19